                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2005

                          Commission File No. 000-27476

                          CoolBrands International Inc.
                 (Translation of registrant's name into English)

              8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [ ] Form 40-F [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ]   No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     COOLBRANDS INTERNATIONAL INC.

Date: February 18, 2005              By: /s/ Aaron Serruya
                                         -----------------------------------
                                         Name: Aaron Serruya
                                         Title:    Executive Vice President

                                INDEX TO EXHIBITS

99.1 Registrant's Press Release with regard to the end of distribution of Weight Watchers Smart Ones Frozen Novelty Products as of May 1, 2005

99.2 Amendment to Management Information Circular and Notice of Meeting dated February 16, 2005

99.3 Amended Proxy Solicited by Management for use at the Annual Meeting of Shareholders to be held on February 25, 2005 and the confirmatory Meeting of Shareholders to be held on March 11, 2005



                          STATEMENT OF DIFFERENCES

The registered trademark symbol shall be expressed as................. 'r'